Exhibit 4.43

AMENDMENT NO. 1 TO CONSULTING AGREEMENT

THIS AMENDMENT NO. 1 TO CONSULTING AGREEMENT (this “Amendment”) is made and entered into this 31st day of August, 2023 (the “Amendment Effective Date”), by and between Guardforce AI Co., Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), and Wang Lei (the “Consultant”).

RECITALS

WHEREAS, the Company and the Consultant entered into an Consulting Agreement, dated as of the 31st day of August, 2022 (the “Original Agreement”); and

WHEREAS, the Company and the Consultant now wish to amend the Original Agreement in certain respects.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, and other consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Consultant hereby agree as follows:

AGREEMENT

1. Construction.

a. Except as expressly amended hereby, all terms and conditions of the Original Agreement shall remain in full force and effect.

b. All capitalized terms not defined herein shall have the meanings ascribed to those terms in the Original Agreement.

c. The Original Agreement, as amended by this Amendment, is hereafter referred to as the “Agreement”.

2. Amendments.

Section 3. Compensation of the Original Agreement is hereby replaced in its entirety with the following:

3. Compensation

(a) Cash Compensation. Following the commencement of the term of this Agreement, for all services to be rendered by the Consultant in any capacity hereunder, the Company agrees to compensate the Consultant a fee of USD650,000 per year in cash (the “Annual Fee”), which Annual Fee shall be paid to the Consultant in thirteen equal installments no later than the seventh business day of each calendar month commencing in the first month following the Effective Date. The Consultant shall be responsible for her own individual income tax payment, if any, on the Annual Fee in jurisdictions where the Consultant resides. In the event that the Consultant serves less than a full year, the Company shall only be obligated to pay the pro rata portion of such Annual Fee to the Consultant for her services performed during such year.

(b) Equity Compensation. Following the commencement of the term of this Agreement, the Consultant shall be entitled to receive a Restricted Share Award consisting of a certain amount of Ordinary Shares of the Company (the “Restricted Shares”) per year, on the terms and conditions and subject to performance review and any restrictions set forth in the Guardforce AI Co., Limited 2022 Equity Incentive Plan, as amended from time to time (the “Plan”). Capitalized terms that are used but not defined herein have the meaning ascribed to them in the Plan. The parties hereby agree that to the extent permitted by the Plan, in event the Company effects one or more share consolidation of its Ordinary Shares, the number of shares underlying the Restricted Share Award and the exercise price per share shall be adjusted in proportion to the stock split ratio.

(c) Use of Vehicle. Following the commencement of the term of this Agreement, the Consultant shall be entitled to the use of a vehicle (and accompanying employment of a driver) for business purposes (as determined by the Company), the Company shall cover all reasonable (as determined by the Company) costs, expenses and payments of such Vehicle, including rentals, driver’s pay, gasoline, regular maintenance and repairs and so forth (the “Use of Vehicle”). Any aforesaid costs, expenses and payments that are made in connection with the Use of Vehicle shall not be regarded as part of the Annual Fee.

(d) Housing and Family Relocation Allowance. Commencing from September 2023, the Consultant shall be entitled to receive a housing and family relocation allowance equal to USD10,000 per month, payable monthly, in connection with the Consultant’s relocation and moving her family’s household goods and so forth (the “Housing and Family Relocation Allowance”) until such relocation has been finished and both agreed by the Consultant and the Company. Any payments that are made in connection with the Housing and Family Relocation Allowance shall not be regarded as part of the Annual Fee. The Consultant shall be responsible for her own individual income tax payment, if any, on the Housing and Family Relocation Allowance in jurisdictions where the Consultant resides.

(e) Expense Reimbursement. The Company shall reimburse the Consultant for all reasonable and necessary expenses incurred in the performance of her duties (“Expense Reimbursement”), subject to compliance with the Company’s expense reimbursement policies and procedures.

4. Counterparts.

This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Facsimile execution and delivery of this Amendment is legal, valid, and binding for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to Consulting Agreement to be duly executed and signed as of the effective date above written.

GUARDFORCE AI CO., LIMITED		CONSULTANT

By:	/s/ John Fletcher	By:	/s/ Wang Lei
Name:	John Fletcher	Name:	Wang Lei
Title:	Independent Director and Chair of	Title:	Executive Chairman of the Board of
	Compensation Committee		Directors and Chief Executive Officer